THE GABELLI ASSET FUND

                        EXHIBIT TO ITEM 77I

                TERMS OF NEW OR AMENDED SECURITIES

The Gabelli Asset Fund has issued additional classes of shares of beneficial interest and classified such shares as Class I.


                                             CLASS I SHARES

Front-End Sales Load?                             No.

Contingent Deferred Sales Charge?                 No.

Rule 12b-1 Fee                                   None

Convertible to Another Class?                     No.

Fund Expense Levels                        Lower annual expenses than
                                           Class A, Class B or Class C
                                           Shares.

Each share of Class I common stock has preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as other share classes of the Gabelli Funds, except as otherwise stated above.